

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 22, 2008

via U.S. mail and facsimile

Mr. John F. Ferraro
Treasurer and Chief Financial Officer
Thermodynetics, Inc.
651 Day Hill Road
Windsor, CT 06095

> **RE:**   **Thermodynetics, Inc.**
> **Form 10-KSB for the Fiscal Year ended March 31, 2007**
> **Filed July 24, 2007**
> **Form 10-QSB for the Quarterly Period ended December 31, 2007**
> **Filed February 14, 2008**
> **File No. 000-10707**

Dear Mr. Ferraro:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief